Exhibit 31.01

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO
RULE 13A-14(A) OF THE SECURITIES EXCHANGE ACT AND
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Brian Stewart, Director and Chief Executive Officer of
Associated Media Holdings Inc certify that :

1. I have reviewed this Annual Report on Form 10-K of
Associated Media Holdings Inc;

2. Based on my knowledge, this report does not contain any
untrue statement of a material fact or omit to state a
material fact necessary to make the statements made, in
light of the circumstances under which such statements were
made, not misleading with respect to the period covered by
this report;

3. Based on my knowledge, the financial statements, and
other financial information included in this report, fairly
present in all material respects the financial condition,
results of operations and cash flows of the registrant as
of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are
responsible for establishing and maintaining disclosure
controls and procedures (as defined in Exchange Act Rules
13a-15(e) and 15d-15(e)) and internal control over
financial reporting (as defined in Exchange Act Rules 13a-
15(f) and 15d-15(f)) for the registrant and have :

a. Designed such disclosure controls and procedures, or
caused such disclosure controls and procedures to be
designed under our supervision, to ensure that
made known to us by others within those entities,
particularly during the period in which this report is
being prepared;

b. Designed such internal control over financial
reporting, or caused such internal control over financial
reporting to be designed under our supervision, to provide
reasonable assurance regarding the reliability of financial
reporting and the preparation of financial statements for
external purpose in accordance with general accepted
accounting principles;

c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarized and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated : February 4, 2010

Signature : /s/ Brian Stewart
              Brian Stewart
          Director and Chief
          Executive Officer

Exhibit 31.02

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO
RULE 13A-14(A) OF THE SECURITIES EXCHANGE ACT AND
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Samantha Roberts, Chief Financial Officer of Associated
Media Holdings Inc certify that :

1. I have reviewed this Yearly Report on Form 10-K of
Associated Media Holdings Inc ;

2. Based on my knowledge, this report does not contain
any untrue statement of a material fact or omit to state a
material fact necessary to make the statements made, in
light of the circumstances under which such statements
were made, not misleading with respect to the period
covered by this report;

3. Based on my knowledge, the financial statements, and
other financial information included in this report,
fairly present in all material respects the financial
condition, results of operations and cash flows of the
registrant as of, and for, the periods presented in this
report;

4. The registrant's other certifying officer and I are
responsible for establishing and maintaining disclosure
controls and procedures (as defined in Exchange Act Rules
13a-15(e) and 15d-15(e)) and internal control over
financial reporting (as defined in Exchange Act Rules 13a-
15(f) and 15d-15(f)) for the registrant and have :

a. Designed such disclosure controls and procedures, or
caused such disclosure controls and procedures to be
designed under our supervision, to ensure that made known
to us by others within those entities, particularly during
the period in which this report is being prepared;

b. Designed such internal control over financial
reporting, or caused such internal control over financial
reporting to be designed under our supervision, to provide
reasonable assurance regarding the reliability of
financial reporting and the preparation of financial
statements for external purpose in accordance with general
accepted accounting principles;

c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarized and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated : February 4, 2010

Signature : /s/ Samantha Roberts
                Samantha Roberts
        Chief Financial Officer